THREADSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

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SEC FILE NUMBER
8-68915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THREADSTONE CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 MADISON AVE, 18TH FL
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GENNARO FULVIO	212-490-3113	JFULVIO@FULVIOLLP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, WILLIAM SUSMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THREADSTONE CAPITAL, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
MY COMMISSION EXPIRES October 15, 2027
#01BA6399087
QUALIFIED IN NEW YORK COUNTY
NOTARY PUBLIC, STATE OF NEW YORK

Signature:

Title:
PRESIDENT

FEB 16 2024

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Threadstone Capital, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Threadstone Capital, LLC** as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Threadstone Capital, LLC** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Threadstone Capital, LLC's** management. Our responsibility is to express an opinion on **Threadstone Capital, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Threadstone Capital, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Threadstone Capital LLC's** auditor since 2023.

Assurance Dimensions
Margate, Florida
March 26, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com


THREADSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS


Cash	$	566,890
Accounts receivable, net		50,000
Prepaid expense		17,096
Furniture and equipment (net of accumulated depreciation $55,313)		4,726
TOTAL ASSETS	$	638,712


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES		
Accrued expenses and other liabilities	$	126,182
Due to affiliate		14,877
TOTAL LIABILITIES		141,059
Member's equity		497,653
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	638,712


The accompanying notes are an integral part of this statement.


1. ORGANIZATION AND NATURE OF BUSINESS

Threadstone Capital, LLC (the "Company") is a wholly owned subsidiary of Susman LLC (the "Parent"). The Company was organized in July 2011 and began operating as a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") in January 2012.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB"). The principal source of the Company's income is through financial advisory services.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction)

or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainer and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023 all such amounts were immaterial.

Allowance for Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments– Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.
At December 31, 2023, the Company's total allowance for credit losses consisted of $849,645 attributable to one client.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fir value in three levels, as described below.

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Income Tax Policy

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

3. CASH AND CASH EQUIVALENTS

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The Company had cash in excess of insured limits of $145,508 at December 31, 2023.

4. RELATED PARTY TRANSACTIONS

The Company operates under an expense sharing agreement with its Parent dated January 2019 which was renewed in October 2023. Under this agreement, certain overhead costs are allocated from the Parent to the Company on a monthly basis. Included in the statement of operations for the year ended December 31, 2023, there are $1,616,830 in payroll and benefits expenses, $96,300 in office expenses, and $206,100 in rent expenses relating to this agreement. At December 31, 2023 the amount due to

the Parent, relating to this agreement, $14,877 is reflected as due to affiliate on the statement of financial condition. This $14,877 is the balance of the payable net of $1,200,000 that was recharacterized as capital distributed to the Parent throughout the year ended December 31, 2023.

5. PROVISION FOR INCOME TAXES

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes, except for New York City unincorporated business tax ("UBT").

ASC Topic 740, Accounting for Income Taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2023 management has determined that there are no material uncertain income tax positions.

6. RULE 15c3-3 EXEMPTION

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2023. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2023.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $425,831 which was in excess of the minimum requirement of $9,404 by $416,427. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

The company is exempt from the provisions of rule 15c3-3 of SEC since the company's activities are limited to those set forth in the conditions for exemption pursuant to section 74 of the rule.

8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2023:

			Estimated Useful Lives (in Years)
Furniture and equipment	$	42,069	7
Computer equipment		17,970	5
		60,039	
Less: Accumulated depreciation		55,313	
Net	$	4,726	

Depreciation for the year ended December 31, 2023 was $6,601.

9. CONCENTRATION OF CREDIT RISK

Two clients accounted for 58% of revenues for the current year, and the Company derived 33% of its revenue from one client.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 26, 2023, the date the financial statements were available to be released. There have been no events requiring recognition or disclosure in the financial statements.

Effective January 16, 2024, substantially all of the employees of the Company were employed by Cascadia Capital, LLC ("Cascadia"). In addition, Cascadia assumed responsibility for the operating and office expenses formerly of the Company. The Company ceased to actively solicit new business as of that date, and is inactive except in so far as it is winding down its affairs. The Company will continue in existence until approximately June 2024, when it intends to file a form BDW with the SEC